

December 11, 2014

<u>Via E-mail</u>
Ms. Christine Yap, Principal Financial and Accounting Officer,
ICON Equipment & Corporate Infrastructure Fund 14, L.P.
3 Park Avenue, 36th Floor
New York, New York 10016

      Re: **ICON Equipment & Corporate Infrastructure Fund 14, L.P.**
              Form 10-K for the year ended December 31, 2013
              Filed March 21, 2014
              File No. 0-53919

Dear Ms. Yap:

We have reviewed your response to our comment letter dated November 14, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2013</u>

<u>Consolidated Financial Statements</u>

<u>Consolidated Statements of Cash Flows, page 48</u>

1.   In regard to your response to prior comment one in our letter dated November 14, 2014, please revise future filings to address your basis for presenting changes in restricted cash in operating cash flows.

<u>(2) Summary of Significant Accounting Policies - Credit Quality of Notes Receivable and Finance Leases and Credit Loss Reserve, page 53</u>

2.   We note your response to prior comment two in our letter dated November 14, 2014 and appreciate the information you provided, including the proposed revisions to future filings. However, it continues to appear to us that asset quality issues, especially those

related to finance leases, have had a material impact on your operating results but are not fully addressed in your filings. Please revise future annual and quarterly filings to also address the following:

- Quantify the carrying values of assets subject to non-recourse debt as of the most recent balance sheet date, including any amounts that relate to non-performing assets;

- Provide updated non-performing asset disclosures on a quarterly basis. In this regard, it appears to us that the three finance leases, with wholly-owned subsidiaries of Geden Holdings, that you placed on non-accrual status during the period ended June 30, 2013 continue to be on non-accrual status; however, you have not updated the related disclosures or your assessment of the lack of a related credit loss reserve in quarterly filings; and

- In regard to asset quality disclosures to be provided in MD&A, quantify and discuss the impact non-performing assets, including finance leases, had on operating results during each period presented and address the likelihood and impact reasonably possible additional losses related to those assets could have on future operating results. For example, it appears to us you should enhance your current disclosures related to finance income and rental income to quantify and discuss changes in each revenue source as a percent of the average assets invested to generate each revenue source. It also appears to us you should enhance your current disclosures related to credit loss reserves to more fully disclose and discuss the significant assumptions underlying your estimates and the potential impact that changes in those assumptions could have on your operating results.

Please provide your proposed disclosures in your response letter.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Blake Estes, Attorney, ICON Equipment & Corporate Infrastructure Fund 14, L.P.